FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC APPOINTS JOHN FLINT TO SUCCEED
STUART GULLIVER AS GROUP CHIEF EXECUTIVE

HSBC Holdings plc announces that John Flint, Chief Executive of Retail Banking and Wealth Management, will succeed Stuart Gulliver as Executive Director and Group Chief Executive. This will be effective from 21 February 2018 after Stuart has stepped down from both roles and retired from HSBC.

Group Chairman Mark Tucker, who led the search to identify Stuart's successor, said:

"John has broad and deep banking experience across regions, businesses and functions. He has a great understanding and regard for HSBC's heritage, and the passion to build the bank for the next generation. Through the search process, John has developed with myself and the Board a clear sense of the opportunities and priorities that lie ahead. Over the coming months, before he formally takes over the Group CEO role from Stuart, we will be working closely together to develop and agree the key actions required to ensure we build on and enhance HSBC's current momentum."

John said:

"I am humbled by the responsibility and enormously excited by the opportunity to lead HSBC as Group CEO. The bank is very well-positioned for the future but we must continue to innovate and accelerate the pace of change required to meet the expectations of our shareholders, customers, employees and society at large. I'm looking forward to working with Mark, the Board and over 230,000 colleagues around the world to make this great bank even better."

Commenting on Stuart's retirement, Mark said:

"Stuart has led HSBC through a challenging and difficult period with great energy and commitment and successfully reshaped the business strategy of the bank. I would like to thank him on behalf of the Board for everything he has done for HSBC. This includes the important work of putting in place global standards for identifying and preventing financial crime. Since January 2011 the bank has paid US$60.7bn in dividends, announced an additional US$5.5bn of share buybacks, and delivered a total shareholder return of 66.8%. This is an outstanding track record."

Stuart commented:

"It has been my great privilege to lead HSBC as Group CEO for the last seven years. My primary role as Group CEO is stewardship and to hand the company to my successor in better shape than when I started. After the most extensive restructuring of the bank in its history and a relentless focus on meeting the evolving expectations of society I am confident HSBC is in better shape than it was seven years ago. I know that with Mark and John leading the organisation, it is in great hands."

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to:
Morgan Bone                +44 (0) 20 7991 1898             morgan.bone@hsbc.com
Heidi Ashley                 +44 (0) 20 7992 2045             heidi.ashley@hsbc.com

Supplementary information:

Stuart Gulliver, aged 58, joined HSBC in 1980, was appointed to the Board in May 2008 and has been Group Chief Executive since January 2011. After stepping down as Executive Director and Group Chief Executive on 20 February 2018, Stuart will continue to advise HSBC until he formally retires from HSBC on 11 October 2018. He will receive remuneration and benefits in line with the terms of his service contract and the Directors' Remuneration Report as published in the Annual Report and Accounts.

John Flint, aged 49, joined HSBC in 1989. He is currently Chief Executive, Retail Banking and Wealth Management.

His appointment as an Executive Director of HSBC Holdings plc (the Company) is subject to election at the next annual general meeting of the Company. Mr Flint's remuneration as Executive Director and Group Chief Executive of the Company under his service contract will consist of a base salary of £1,200,000 per annum, a fixed pay allowance of £1,700,000 per annum and a pension allowance of £360,000 per annum equal to 30% of his base salary. Mr Flint's service contract also provides for discretionary variable pay that consists of an annual incentive award up to a maximum value of 215% of base salary, and a long-term incentive award up to a maximum of 320% of base salary. This is determined by reference to the performance and profitability of the Company as well as his personal performance and remuneration benchmarks in the industry.

Mr Flint has not held any directorship in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years and he does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement, Mr Flint owns 533,118 ordinary shares of the Company, representing in aggregate less than 0.001 per cent of the issued shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

This announcement is made pursuant to LR 9.6.11 of the UK Listing Authority's Listing Rules (the UK Listing Rules) and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the HK Listing Rules). No disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 R of the UK Listing Rules. Details of directorships to be disclosed under paragraph (1) of LR 9.6.13 R of the UK Listing Rules are included within the biographical details set out above. Save as disclosed above, there are no other matters concerning the appointment of Mr Flint as Executive Director that need to be brought to the attention of the shareholders of the Company nor is there any other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the HK Listing Rules.

Notes to editors:

1. Professional qualifications of John Flint

John Flint holds a BA (Honours) in Economics from Portsmouth Polytechnic.

2. Career history and other appointments of John Flint

2013-present	Chief Executive, Retail Banking and Wealth Management
2012	Chief of Staff to the Group CEO and Group Head of Strategy and Planning
2010-2011	Chief Executive, Global Asset Management
2006-2009	Group Treasurer
And additionally from 2008-2009, Deputy Head of Global Markets and Head of Global Markets, EMEA
2004-2006	Head of Balance Sheet Management, EMEA
1998-2004	Various roles in Global Markets regional head office in Hong Kong
1996-1998	Head of Global Markets, Indonesia
1989-1996	Various roles in Hong Kong, India, the US, Bahrain, Thailand and Singapore

3. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:

Non-executive Chairman:
Mark Tucker

Executive Directors:
Stuart Gulliver (Group Chief Executive)
Iain Mackay (Group Finance Director)
Marc Moses (Group Chief Risk Officer)

Independent non-executive Directors:
Phillip Ameen
Kathleen Casey
Laura Cha
Henri de Castries
Lord Evans of Weardale
Joachim Faber
Irene Lee
John Lipsky
Heidi Miller
David Nish
Jonathan Symonds
Jackson Tai
Pauline van der Meer Mohr

4. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,492bn at 30 June 2017, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 12 October 2017